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Exhibit 12.1

COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES

						Nine Months Ended
	1998	1999	2000	2001	2002	September 30, 2002	September 30, 2003
	(dollars in thousands)
Earnings:
Income (loss) before income taxes	$(241)	$86,276	$209,413	$228,466	$(1,049,840)	$(1,184,334)	$169,214
Loss related to equity method investees	—	—	—	—	84	105	547

	(241)	86,276	209,413	228,466	(1,049,756)	(1,184,229)	169,761
Add/(deduct):
Fixed charges	8,001	5,744	1,888	1,323	12,999	10,230	13,488
Amortization of capitalized interest	2	3	90	183	183	138	138
Interest costs capitalized	(2,901)	(1,707)	(295)	—	(888)	(527)	(2,621)

Earnings available for fixed charges	$4,861	$90,316	$211,095	$229,973	$(1,037,462)	$(1,174,388)	$180,766

Fixed charges:
Interest expense(1)	$7,214	$4,885	$771	$592	$10,000	$8,019	$11,186
Interest portion of rental expense(2)	787	859	1,117	731	2,999	2,211	2,302

Total fixed charges	$8,001	5,744	$1,888	$1,323	$12,999	$10,230	13,488

Ratio of earnings to fixed charges		16	112	174			13
Deficiency of earnings to fixed charges	$(3,140)	—	—	—	$(1,050,461)	$(1,184,618)	—

(1)
Includes interest, whether expensed or capitalized, and amortization of debt expense and premium relating to indebtedness.

(2)
One-third of all rental expense is deemed to be interest.

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  Exhibit 12.1
COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES